UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42882

Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China, 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The annual general meeting of shareholders of Texxon Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), was held on May 22, 2026 at 9:00 a.m., Beijing Time (May 21, 2026 at 9:00 p.m., Eastern Time), via a virtual meeting (the “AGM”).

At the close of business on April 23, 2026, the record date for the determination of holders of the ordinary shares, who were entitled to vote at the AGM, there were 22,185,000 ordinary shares issued and outstanding, each entitled to one vote per share. At the AGM, shareholders entitled to cast an aggregate of 19,879,682 votes were represented in person or by proxy, exceeding a majority of the total voting power of the ordinary shares entitled to vote at the AGM and constituting a quorum.

At the AGM, the Company’s shareholders approved the following proposals:

Proposal 1 — Director Election Proposal:  By ordinary resolution, that each of Hui Xu, Bo Ren, Lei Qin, Kang Zhou and Wei Li be re-elected as a director of the Company to hold office until the next annual general meeting of the Company, or until the office of such director is otherwise vacated or such director is removed by ordinary resolution in accordance with the articles of association of the Company.

Proposal 2 — Equity Incentive Plan Proposal:  By ordinary resolution, that the Texxon Holding Limited 2026 Equity Incentive Plan be approved and adopted.

Proposal 3 — Auditor Appointment Ratification Proposal: By ordinary resolution, that the appointment of ZH CPA, LLC as the auditor of the Company for the fiscal year ending June 30, 2026 be ratified.

Proposal 4 — Share Split Proposal: By ordinary resolution, that subject to Proposal 5 below being passed at the AGM, (a) a sub-division of the ordinary shares of the Company, at a ratio of not less than 1-to-1 and not more than 1-to-5, with the final ratio to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time after approval by the shareholders (the “Share Split”), be and is hereby approved, and (b) the Board be and is hereby authorized to implement the Share Split at its sole discretion at any time prior to the one-year anniversary of the AGM, subject at all times to the Board being authorized, at its sole discretion and without further approval or notice to the shareholders, to determine not to implement the Share Split.

Proposal 5 —Articles Amendment No. 1 Proposal: By special resolution, that, subject to Proposal 4 above being approved at the AGM and the Share Split being implemented by the Board, the memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the memorandum and articles of association in the form attached as Annex B to the notice and proxy statement.

Proposal 6 —Share Consolidation Proposal: By ordinary resolution, that subject to Proposal 7 below being passed at the AGM, (a) a consolidation of the ordinary shares of the Company, at a ratio of not less than 1-to-1 and not more than 20-to-1, with the final ratio to be determined by the Board in its sole discretion at any time after approval by the shareholders (the “Share Consolidation”), be and is hereby approved, (b) the Board be and is hereby authorized to implement the Share Consolidation at its sole discretion at any time prior to the one-year anniversary of the AGM, subject at all times to the Board being authorized, at its sole discretion and without further approval or notice to the shareholders, to determine not to implement the Share Consolidation, and (c) no fractional shares shall be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation shall be rounded up to the next whole number.

Proposal 7 —Articles Amendment No. 2 Proposal: By special resolution, that, subject to Proposal 6 above being approved at the AGM and the Share Consolidation being implemented by the Board, the memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the memorandum and articles of association in the form attached as Annex B to the notice and proxy statement.

Set forth below are the voting results for each of the proposals:

1.	Proposal 1: Director Election

Nominee	For	Against	Abstain
Hui Xu	19,878,488	951	243
Bo Ren	19,878,461	978	243
Lei Qin	19,878,461	978	243
Kang Zhou	19,878,461	978	243
Wei Li	19,878,461	978	243

2.	Proposal 2: Equity Incentive Plan

For	Against	Abstain
19,860,578	18,694	410

3.	Proposal 3: Auditor Appointment Ratification

For	Against	Abstain
19,878,472	975	235

4.	Proposal 4: Share Split

For	Against	Abstain
19,873,473	5,928	281

5.	Proposal 5: Articles Amendment No. 1

For	Against	Abstain
19,873,473	5,928	281

6.	Proposal 6: Share Consolidation

For	Against	Abstain
19,873,473	2,428	3,781

7.	Proposal 7: Articles Amendment No. 2

For	Against	Abstain
19,873,473	2,428	3,781

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Texxon Holding Limited

	By:	/s/ Hui Xu
	Name:	Hui Xu
	Title:	Chief Executive Officer
Date: May 28, 2026

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